UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ameritek Ventures, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

03078H103

(CUSIP Number)

Epazz, Inc.

325 N Milwaukee Suite G

Wheeling, IL 60090

Shaun Passley, PhD

312-955-8161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03078H103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Epazz, Inc. IRS Identification No.: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Wyoming, US
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,000,000,000
	(8)	Shared Voting Power 50,000,000
	(9)	Sole Dispositive Power 50,000,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 95%
(14)	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The title of the class of equity securities is Common Stock ("Shares"). The name and principal executive office of the issuer is as follows:

Ameritek Ventures, Inc.
325 N Milwaukee Ave, Suite G1

Wheeling, IL 60090

Item 2. Identity and Background

(a)

Name:

Epazz, Inc.

(b)

Residence or business address:

55 E. Jackson Blvd.

Chicago, IL, 60604

(c)

Present principal occupation or employment:

The principal business of Epazz is business to business software company and hardware technology provider.

(d)

Convictions:

During the five years preceding the date of this filing, none of the Reporting Persons, nor, to their knowledge, any manager or executive officer of Epazz, Inc. or any person controlling Epazz, inc, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil proceeding:

During the five years preceding the date of this filing, none of the Reporting Persons, nor, to their knowledge, any manager or executive officer of Epazz, Inc. or any person controlling Epazz, Inc., has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citzenship:

Epazz, Inc. is organized in the state of Wyoming, United States.

Item 3. Source and Amount of Funds or Other Consideration

Epazz, Inc. expended an aggregate of approximately $1,000,000 in the form of promissory notes which converted into the Common Stock of the Issuer reported on this Schedule 13D.

Item 4. Purpose of Transaction

Epazz, Inc. acquired the Shares in exchange of promissory notes conversion, and received additional shares via a management service agreement. The Reporting Persons or their representatives may speak with the Issuer's representatives regarding the Issuer's strategy, governance and business and operations. In addition, the Reporting Persons may engage in communications regarding the items above with other shareholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons.

Epazz, Inc. intends to review its investment in the Issuer on an ongoing basis. Mithaq Capital SPC may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Issuer.

The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's board of directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are based on 514,226,791 Shares issued and outstanding as of April 17, 2023 as reported in the Issuer's Amendment No. 3 to Form 10 Registration Statement filed with the Securities and Exchange Commission on April 17, 2023. The number of outstanding shares includes the shares on deposit for the Issuer's American Depository Shares.

(b)

See response to Item 5.a. above.

(c)

Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days.

(d)

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, only Epazz, Inc. has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares reported on this Schedule 13D.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Epazz, Inc. is the control shareholder of the issuer. Shaun Passley is the control shareholder of Epazz, Inc.

Item 7. Material to Be Filed as Exhibits

EX-1.1	Transactions

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 17, 2023

Epazz, Inc.
By:	/s/ Shaun Passley

Name: Shaun Passley
Title: Chairman

Date:   April 17, 2023

Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director

Date:   June 30, 2021

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi

Date:   June 30, 2021

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab

Exhibit Index

Exhibit No.	Description
EX-1.1	Transactions